UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Merit Medical Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

589889104

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,679,283
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,679,283
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,679,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,387,856
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,387,856
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,387,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		257,750
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

257,750
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

257,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		149,824
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

149,824
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

149,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		149,824
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

149,824
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

149,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		291,793
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

291,793
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

291,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		141,969
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

141,969
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		141,969
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

141,969
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		261,568
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

261,568
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,568
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,679,283
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,679,283
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,679,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,679,283
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,679,283
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,679,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,679,283
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,679,283
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,679,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,679,283
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,679,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,679,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 589889104

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,679,283
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,679,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,679,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 589889104

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,387,856 Shares beneficially owned by Starboard V&O Fund is approximately $41,710,682, excluding brokerage commissions. The aggregate purchase price of the 257,750 Shares beneficially owned by Starboard S LLC is approximately $7,746,083, excluding brokerage commissions. The aggregate purchase price of the 149,824 Shares beneficially owned by Starboard C LP is approximately $4,502,616, excluding brokerage commissions. The aggregate purchase price of the 141,969 Shares beneficially owned by Starboard L Master is approximately $4,267,531, excluding brokerage commissions. The aggregate purchase price of the 261,568 Shares beneficially owned by Starboard X Master is approximately $11,634,372, excluding brokerage commissions. The aggregate purchase price of the 480,316 Shares held in the Starboard Value LP Account is approximately $16,210,099, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 56,270,524 Shares outstanding, as of August 3, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2021.

A.	Starboard V&O Fund
(a)	As of the close of business on October 18, 2021, Starboard V&O Fund beneficially owned 1,387,856 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 1,387,856
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,387,856
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on October 18, 2021, Starboard S LLC beneficially owned 257,750 Shares.

16

CUSIP No. 589889104

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 257,750
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 257,750
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on October 18, 2021, Starboard C LP beneficially owned 149,824 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 149,824
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 149,824
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 149,824 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 149,824
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 149,824
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 149,824 shares owned by Starboard C LP and (ii) 141,969 Shares owned by Starboard L Master.

Percentage: Less than 1%

17

CUSIP No. 589889104

(b)	1. Sole power to vote or direct vote: 291,793
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 291,793
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on October 18, 2021, Starboard L Master beneficially owned 141,969 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 141,969
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 141,969
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 141,969 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 141,969
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 141,969
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on October 18, 2021, Starboard X Master beneficially owned 261,568 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 261,568
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 261,568
4. Shared power to dispose or direct the disposition: 0

18

CUSIP No. 589889104

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard Value LP
(a)

As of the close of business on October 18, 2021, 480,316 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,387,856 Shares owned by Starboard V&O Fund, (ii) 257,750 Shares owned by Starboard S LLC, (iii) 149,824 Shares owned by Starboard C LP, (iv) 141,969 Shares owned by Starboard L Master, (v) 261,568 Shares owned by Starboard X Master, and (vi) 480,316 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 2,679,283
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,679,283
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,387,856 Shares owned by Starboard V&O Fund, (ii) 257,750 Shares owned by Starboard S LLC, (iii) 149,824 Shares owned by Starboard C LP, (iv) 141,969 Shares owned by Starboard L Master, (v) 261,568 Shares owned by Starboard X Master, and (vi) 480,316 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 2,679,283
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,679,283
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
19

CUSIP No. 589889104

K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,387,856 Shares owned by Starboard V&O Fund, (ii) 257,750 Shares owned by Starboard S LLC, (iii) 149,824 Shares owned by Starboard C LP, (iv) 141,969 Shares owned by Starboard L Master, (v) 261,568 Shares owned by Starboard X Master, and (vi) 480,316 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 2,679,283
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,679,283
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,387,856 Shares owned by Starboard V&O Fund, (ii) 257,750 Shares owned by Starboard S LLC, (iii) 149,824 Shares owned by Starboard C LP, (iv) 141,969 Shares owned by Starboard L Master, (v) 261,568 Shares owned by Starboard X Master, and (vi) 480,316 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 2,679,283
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,679,283
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,387,856 Shares owned by Starboard V&O Fund, (ii) 257,750 Shares owned by Starboard S LLC, (iii) 149,824 Shares owned by Starboard C LP, (iv) 141,969 Shares owned by Starboard L Master, (v) 261,568 Shares owned by Starboard X Master, and (vi) 480,316 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.8%

20

CUSIP No. 589889104

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,679,283
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,679,283

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of October 14, 2021, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.
21

CUSIP No. 589889104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

22

CUSIP No. 589889104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of September 2021 Call Option ($70.00 Strike Price)	(101,000)[1]	1.8000	08/20/2021
Purchase of August 2021 Call Option ($70.00 Strike Price)	101,000[2]	0.1500	08/20/2021
Sale of September 2021 Call Option ($72.50 Strike Price)	(101,000)[3]	0.8500	08/23/2021
Sale of September 2021 Call Option ($75.00 Strike Price)	(101,000)[4]	0.5500	08/30/2021
Sale of September 2021 Call Option ($75.00 Strike Price)	(101,000)[4]	0.7000	09/02/2021
Sale of Common Stock	(4,980)	73.5593	09/02/2021
Sale of Common Stock	(5,152)	73.3280	09/03/2021
Sale of Common Stock	(5,341)	72.4764	09/09/2021
Sale of Common Stock	(817)	71.6597	09/14/2021
Sale of Common Stock	(9,548)	72.1793	09/15/2021
Sale of Common Stock	(2,743)	72.5427	09/16/2021
Purchase of September 2021 Call Option ($72.50 Strike Price)	101,000[5]	0.6000	09/17/2021
Sale of October 2021 Call Option ($72.50 Strike Price)	(202,000)[6]	1.7000	09/17/2021
Purchase of September 2021 Call Option ($70.00 Strike Price)	101,000[7]	1.7000	09/17/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(126,200)[8]	1.0321	09/21/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(75,800)[8]	0.9544	09/24/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(189,400)[8]	0.6500	10/01/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(126,200)[8]	0.2756	10/07/2021
Sale of Common Stock	(5,284)	73.0100	10/14/2021
Purchase of October 2021 Call Option ($72.50 Strike Price)	202,000[9]	1.3500	10/14/2021
Purchase of October 2021 Call Option ($75.00 Strike Price)	517,600[10]	0.1500	10/14/2021
Sale of Common Stock	(258,998)	71.1559	10/14/2021
Sale of Common Stock	(80,800)	73.0000	10/14/2021
Sale of Common Stock	(66,278)	72.1643	10/14/2021
Sale of Common Stock	(10,360)	72.0965	10/14/2021
Sale of Common Stock	(4,541)	71.2423	10/15/2021
Sale of Common Stock	(2,590)	70.2567	10/18/2021
Sale of Common Stock	(44,212)	70.0423	10/18/2021

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of September 2021 Call Option ($70.00 Strike Price)	(10,900)[1]	1.8000	08/20/2021
Purchase of August 2021 Call Option ($70.00 Strike Price)	10,900[2]	0.1500	08/20/2021
Sale of September 2021 Call Option ($72.50 Strike Price)	(10,900)[3]	0.8500	08/23/2021
Sale of September 2021 Call Option ($75.00 Strike Price)	(10,900)[4]	0.5500	08/30/2021
Sale of September 2021 Call Option ($75.00 Strike Price)	(10,900)[4]	0.7000	09/02/2021
Sale of Common Stock	(537)	73.5593	09/02/2021
Sale of Common Stock	(556)	73.3280	09/03/2021
Sale of Common Stock	(577)	72.4764	09/09/2021
Sale of Common Stock	(88)	71.6597	09/14/2021
Sale of Common Stock	(1,031)	72.1793	09/15/2021
Sale of Common Stock	(296)	72.5427	09/16/2021
Purchase of September 2021 Call Option ($72.50 Strike Price)	10,900[5]	0.6000	09/17/2021
Purchase of September 2021 Call Option ($70.00 Strike Price)	10,900[7]	1.7000	09/17/2021
Sale of October 2021 Call Option ($72.50 Strike Price)	(21,800)[6]	1.7000	09/17/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(13,600)[8]	1.0321	09/21/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(8,200)[8]	0.9544	09/24/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(20,400)[8]	0.6500	10/01/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(13,600)[8]	0.2756	10/07/2021
Sale of Common Stock	(570)	73.0100	10/14/2021
Purchase of October 2021 Call Option ($72.50 Strike Price)	21,800[9]	1.3500	10/14/2021
Purchase of October 2021 Call Option ($75.00 Strike Price)	55,800[10]	0.1500	10/14/2021
Sale of Common Stock	(27,960)	71.1559	10/14/2021
Sale of Common Stock	(8,720)	73.0000	10/14/2021
Sale of Common Stock	(7,145)	72.1643	10/14/2021
Sale of Common Stock	(1,118)	72.0965	10/14/2021
Sale of Common Stock	(490)	71.2423	10/15/2021
Sale of Common Stock	(280)	70.2567	10/18/2021
Sale of Common Stock	(4,773)	70.0423	10/18/2021

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of September 2021 Call Option ($70.00 Strike Price)	(18,800)[1]	1.8000	08/20/2021
Purchase of August 2021 Call Option ($70.00 Strike Price)	18,800[2]	0.1500	08/20/2021
Sale of September 2021 Call Option ($72.50 Strike Price)	(18,800)[3]	0.8500	08/23/2021
Sale of September 2021 Call Option ($75.00 Strike Price)	(18,800)[4]	0.5500	08/30/2021
Sale of September 2021 Call Option ($75.00 Strike Price)	(18,800)[4]	0.7000	09/02/2021
Sale of Common Stock	(925)	73.5593	09/02/2021
Sale of Common Stock	(957)	73.3280	09/03/2021
Sale of Common Stock	(992)	72.4764	09/09/2021
Sale of Common Stock	(152)	71.6597	09/14/2021
Sale of Common Stock	(1,773)	72.1793	09/15/2021
Sale of Common Stock	(510)	72.5427	09/16/2021
Purchase of September 2021 Call Option ($72.50 Strike Price)	18,800[5]	0.6000	09/17/2021
Purchase of September 2021 Call Option ($70.00 Strike Price)	18,800[7]	1.7000	09/17/2021
Sale of October 2021 Call Option ($72.50 Strike Price)	(37,600)[6]	1.7000	09/17/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(23,500)[8]	1.0321	09/21/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(14,100)[8]	0.9544	09/24/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(35,300)[8]	0.6500	10/01/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(23,500)[8]	0.2756	10/07/2021
Sale of Common Stock	(981)	73.0100	10/14/2021
Purchase of October 2021 Call Option ($72.50 Strike Price)	37,600[9]	1.3500	10/14/2021
Purchase of October 2021 Call Option ($75.00 Strike Price)	96,400[10]	0.1500	10/14/2021
Sale of Common Stock	(48,100)	71.1559	10/14/2021
Sale of Common Stock	(15,040)	73.0000	10/14/2021
Sale of Common Stock	(12,344)	72.1643	10/14/2021
Sale of Common Stock	(1,924)	72.0965	10/14/2021
Sale of Common Stock	(843)	71.2423	10/15/2021
Sale of Common Stock	(481)	70.2567	10/18/2021
Sale of Common Stock	(8,211)	70.0423	10/18/2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of September 2021 Call Option ($70.00 Strike Price)	(10,300)[1]	1.8000	08/20/2021
Purchase of August 2021 Call Option ($70.00 Strike Price)	10,300[2]	0.1500	08/20/2021
Sale of September 2021 Call Option ($72.50 Strike Price)	(10,300)[3]	0.8500	08/23/2021
Sale of September 2021 Call Option ($75.00 Strike Price)	(10,300)[4]	0.5500	08/30/2021
Sale of September 2021 Call Option ($75.00 Strike Price)	(10,300)[4]	0.7000	09/02/2021
Sale of Common Stock	(510)	73.5593	09/02/2021
Sale of Common Stock	(527)	73.3280	09/03/2021
Sale of Common Stock	(546)	72.4764	09/09/2021
Sale of Common Stock	(83)	71.6597	09/14/2021
Sale of Common Stock	(977)	72.1793	09/15/2021
Sale of Common Stock	(281)	72.5427	09/16/2021
Purchase of September 2021 Call Option ($72.50 Strike Price)	10,300[5]	0.6000	09/17/2021
Sale of October 2021 Call Option ($72.50 Strike Price)	(20,600)[6]	1.7000	09/17/2021
Purchase of September 2021 Call Option ($70.00 Strike Price)	10,300[7]	1.7000	09/17/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(12,900)[8]	1.0321	09/21/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(7,700)[8]	0.9544	09/24/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(19,300)[8]	0.6500	10/01/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(12,900)[8]	0.2756	10/07/2021
Sale of Common Stock	(540)	73.0100	10/14/2021
Purchase of October 2021 Call Option ($72.50 Strike Price)	20,600[9]	1.3500	10/14/2021
Purchase of October 2021 Call Option ($75.00 Strike Price)	52,800[10]	0.1500	10/14/2021
Sale of Common Stock	(26,494)	71.1559	10/14/2021
Sale of Common Stock	(8,240)	73.0000	10/14/2021
Sale of Common Stock	(6,761)	72.1643	10/14/2021
Sale of Common Stock	(1,060)	72.0965	10/14/2021
Sale of Common Stock	(465)	71.2423	10/15/2021
Sale of Common Stock	(265)	70.2567	10/18/2021
Sale of Common Stock	(4,522)	70.0423	10/18/2021

STARBOARD VALUE X MASTER FUND LTD

Sale of September 2021 Call Option ($70.00 Strike Price)	(19,000)[1]	1.8000	08/20/2021
Purchase of August 2021 Call Option ($70.00 Strike Price)	19,000[2]	0.1500	08/20/2021
Sale of September 2021 Call Option ($72.50 Strike Price)	(19,000)[3]	0.8500	08/23/2021
Sale of September 2021 Call Option ($75.00 Strike Price)	(19,000)[4]	0.5500	08/30/2021
Sale of September 2021 Call Option ($75.00 Strike Price)	(19,000)[4]	0.7000	09/02/2021
Sale of Common Stock	(939)	73.5593	09/02/2021
Sale of Common Stock	(971)	73.3280	09/03/2021
Sale of Common Stock	(1,007)	72.4764	09/09/2021
Sale of Common Stock	(154)	71.6597	09/14/2021
Sale of Common Stock	(1,799)	72.1793	09/15/2021
Sale of Common Stock	(517)	72.5427	09/16/2021
Purchase of September 2021 Call Option ($72.50 Strike Price)	19,000[5]	0.6000	09/17/2021
Sale of October 2021 Call Option ($72.50 Strike Price)	(38,000)[6]	1.7000	09/17/2021
Purchase of September 2021 Call Option ($70.00 Strike Price)	19,000[7]	1.7000	09/17/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(23,800)[8]	1.0321	09/21/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(14,200)[8]	0.9544	09/24/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(35,600)[8]	0.6500	10/01/2021
Sale of October 2021 Call Option ($75.00 Strike Price)	(23,800)[8]	0.2756	10/07/2021
Sale of Common Stock	(996)	73.0100	10/14/2021
Purchase of October 2021 Call Option ($72.50 Strike Price)	38,000[9]	1.3500	10/14/2021
Purchase of October 2021 Call Option ($75.00 Strike Price)	97,400[10]	0.1500	10/14/2021
Sale of Common Stock	(48,813)	71.1559	10/14/2021
Sale of Common Stock	(15,200)	73.0000	10/14/2021
Sale of Common Stock	(12,472)	72.1643	10/14/2021
Sale of Common Stock	(1,953)	72.0965	10/14/2021
Sale of Common Stock	(856)	71.2423	10/15/2021
Sale of Common Stock	(488)	70.2567	10/18/2021
Sale of Common Stock	(8,332)	70.0423	10/18/2021

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Common Stock	(1,760)	73.5593	09/02/2021
Sale of Common Stock	(1,837)	73.3280	09/03/2021
Sale of Common Stock	(1,886)	72.4764	09/09/2021
Sale of Common Stock	(279)	71.6597	09/14/2021
Sale of Common Stock	(3,299)	72.1793	09/15/2021
Sale of Common Stock	(951)	72.5427	09/16/2021
Sale of Common Stock	(1,829)	73.0100	10/14/2021
Sale of Common Stock	(89,635)	71.1559	10/14/2021
Sale of Common Stock	(3,585)	72.0965	10/14/2021
Sale of Common Stock	(1,571)	71.2423	10/15/2021
Sale of Common Stock	(896)	70.2567	10/18/2021
Sale of Common Stock	(15,301)	70.0423	10/18/2021

1 Represents Shares underlying American-style call options sold short in the over the counter market. These call options had an exercise price of $70.00 per Share and expired on September 17, 2021.

2 Represents Shares underlying American-style call options purchased in the over the counter market. These call options had an exercise price of $70.00 per Share and expired on August 20, 2021.

3 Represents Shares underlying American-style call options sold short in the over the counter market. These call options had an exercise price of $72.50 per Share and expired on September 17, 2021.

4 Represents Shares underlying American-style call options sold short in the over the counter market. These call options had an exercise price of $75.00 per Share and expired on September 17, 2021.

5 Represents Shares underlying American-style call options purchased in the over the counter market. These call options had an exercise price of $72.50 per Share and expired on September 17, 2021.

6 Represents Shares underlying American-style call options sold short in the over the counter market. These call options had an exercise price of $72.50 per Share and expired on October 15, 2021.

7 Represents Shares underlying American-style call options purchased in the over the counter market. These call options had an exercise price of $70.00 per Share and expired on October 15, 2021.

8 Represents Shares underlying American-style call options sold short in the over the counter market. These call options had an exercise price of $75.00 per Share and expired on October 15, 2021.

9 Represents Shares underlying American-style call options purchased in the over the counter market. These call options had an exercise price of $72.50 per Share and expired on October 15, 2021.

10 Represents Shares underlying American-style call options purchased in the over the counter market. These call options had an exercise price of $75.00 per Share and expired on October 15, 2021.